# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enstar Group Limited, CIK 0001363829
CUSIP: G3075P101
Title of class of securities: Ordinary Shares, par value $1.00 per share
Address of issuer's principal executive offices: A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 07/02/2025
Amends the filing with accession number 0001193125-24-189027
Filed by CIK 0001677508
Persons authorized to receive notices and communications: Joshua Peck, c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas (TX), 75201, (469) 621-3001

## Reporting persons
- ELK EVERGREEN INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ELK CYPRESS INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TSSP SUB-FUND HOLDCO, LLC (CIK 0001677508): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ALAN WAXMAN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $1.00 per share
Name of issuer: Enstar Group Limited
Address of issuer's principal executive offices: A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton, Bermuda (D0), HM 11
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on July 30, 2024 (as so amended, the "Schedule 13D") relating to the ordinary shares, par value $1.00 per share ("Ordinary Shares"), of Enstar Group Limited, a Bermuda company (the "Issuer" or the "Company").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Additional Support Agreements

On July 2, 2025, each of David Ni, Nazar Alobaidat and Audrey Taranto (collectively, the "New Rollover Investors") entered into a Rollover and Support Agreement (collectively, the "New Support Agreements") with Elk Evergreen, Elk Cypress and TopCo, pursuant to which, among other things, such New Rollover Investors have agreed to contribute a number of Ordinary Shares (the "New Reinvesting Shares") to TopCo in exchange for certain indirect non-voting equity interests of TopCo and for such New Reinvesting Shares to be treated as "Reinvesting Shares" for purposes of the Merger Agreement (as defined below). The New Rollover Investors, in the aggregate, will indirectly own less than 1% of Parent (as defined below) through TopCo following such contribution and exchange.

The foregoing summary of the New Support Agreements does not purport to be complete and is qualified in its entirety by reference to the New Support Agreements, which are substantially in the form filed as Exhibit 11 to this Schedule 13D and are incorporated by reference herein.

The Merger Agreement

On July 2, 2025 (the "Closing Date"), the previously announced acquisition of the Company by investment vehicles managed or advised by affiliates of Sixth Street Partners, LLC was completed pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of the Company ("New Company Holdco"), Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of New Company Holdco ("Company Merger Sub"), Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda ("Parent"), and Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned Subsidiary of Parent ("Parent Merger Sub"). Parent and Parent Merger Sub are backed by equity commitments from investment vehicles managed or advised by affiliates of Sixth Street Partners, LLC. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

As a result of the Transactions, and upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, each Ordinary Share issued and outstanding as of immediately prior to the First Effective Time (other than (w) Ordinary Shares owned by Parent, Parent Merger Sub, the Company or their respective wholly owned Subsidiaries, (x) all Reinvesting Shares, (y) all Ordinary Shares subject to the Company's equity awards (other than Company Restricted Shares) and (z) all Ordinary Shares that were Dissenting Shares) was converted into the right to receive a total of $338 in cash, without interest. Following consummation of the Transactions, holders of Ordinary Shares no longer directly own any shares of the Company, which is the Third Surviving Company following the Mergers.

The treatment of the Issuer's preferred equity interests and equity awards is further set forth in the Merger Agreement.

In connection with the Closing, the Issuer notified representatives of the NASDAQ Stock Market LLC ("NASDAQ") that the Mergers had been completed and requested that NASDAQ suspend trading of the Ordinary Shares. In addition, the Issuer requested that NASDAQ file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 (the "Ordinary Shares Form 25") to effect the delisting of the Ordinary Shares and the deregistration of such shares under Section 12(b) of the Act.

On July 2, 2025, the Issuer also notified representatives of NASDAQ of its determination to voluntarily withdraw its depositary shares, each representing a 1/1,000th interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Share, Series D, par value $1.00 per share, and its depositary shares, each representing a 7.00% Perpetual Non-Cumulative Preferred Share, Series E, par value $1.00 per share (collectively, the "Depositary Shares") from listing on NASDAQ and registration pursuant to Section 12(b) of the Act, and its intention to file a Form 25 Notification of Delisting with the SEC (the "Depositary Shares Form 25" and together with the Ordinary Shares Form 25, the "Form 25s") on or about July 14, 2025 relating to delisting and deregistering of the Depositary Shares.

Following the effectiveness of the Form 25s, the Issuer intends to file with the SEC a certification on Form 15 requesting the termination of registration of Ordinary Shares and the Depositary Shares under Section 12(g) of the Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Act. Such deregistration of the Ordinary Shares and the Depositary Shares will become effective 90 days after the filing of the applicable Form 25 or such shorter period as may be determined by the SEC. The Issuer's reporting obligations under the Act will be suspended immediately upon the filing of Form 15.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, none of the Reporting Persons beneficially own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Other than as set forth in Item 4 of this Schedule 13D, no transactions in the Issuer's securities have been effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Closing Date, following the Transactions, the Reporting Persons ceased to be beneficial owners of more than five percent of the outstanding Ordinary Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 11 - Form of Rollover and Support Agreement

## Signatures
- ELK EVERGREEN INVESTMENTS, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (07/02/2025)
- ELK CYPRESS INVESTMENTS, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (07/02/2025)
- TSSP SUB-FUND HOLDCO, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (07/02/2025)
- ALAN WAXMAN: /s/ Joshua Peck, Joshua Peck, on behalf of Alan Waxman (07/02/2025)